UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2011.
Commission File Number 1-14942
MANULIFE FINANCIAL CORPORATION
(Translation of registrant’s name into English)
200 Bloor Street East,
North Tower 10
Toronto, Ontario, Canada M4W 1E5
(416) 926-3000

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________.
This Report on Form 6-K, including all exhibits hereto, is incorporated by reference in the joint Registration Statement filed with the Securities and Exchange Commission by the registrant and John Hancock Life Insurance Company (U.S.A.) on Form F-3 (Registration Nos. 333-159101-01 and 333-159101, respectively) as such Registration Statement may be amended or supplemented from time to time.

TABLE OF CONTENTS

SIGNATURES
EXHIBIT INDEX
DOCUMENTS FILED AS PART OF THIS FORM 6-K
     The following documents, filed as exhibits to this Form 6-K, are incorporated by reference as part of this Form 6-K:

Exhibit	Description of Exhibit

99.1	Individual Contract – Specimen Single Payment Modified Guaranteed Deferred Annuity Contract – Individual – 10MVA-CPI-1.1

99.2	Individual Specifications Page – Specimen Single Payment Modified Guaranteed Deferred Annuity Contract Specifications Page – Individual – SPEC-CPI10.2

99.3	Group Certificate – Specimen Single Payment Modified Guaranteed Deferred Annuity Certificate – 10MVAGRP-CPI.1

99.4	Group Specifications Page – Specimen Single Payment Modified Guaranteed Deferred Annuity Contract Specifications Page — Group – SPEC-CPI10-1.2

99.5	Individual Application – [JH Choice] Individual Single Payment Modified Guaranteed Deferred Annuity Application– ICC10MVAAPP

99.6	Master Contract for Group Annuity – Specimen Single Payment Modified Guaranteed Deferred Annuity Contract – Group – 09GRPMAST

99.7	Master Application for Group Annuity – Specimen Single Payment Modified Guaranteed Deferred Annuity Application (Group) – 156-GRPMAST-09

99.8	Generic Roth Individual Retirement Annuity Endorsement – 10ROTH

99.9	Generic Simple Individual Retirement Annuity Endorsement – 10SIMPLE

99.10	Generic Individual Retirement Annuity Endorsement – 10TRADIRA

99.11	Individual Specifications Page – FL only – SPEC-MVA09_ed.LC (ed 4/11)
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MANULIFE FINANCIAL CORPORATION
By:	/s/ David Kerr
Name:	David Kerr
Title:	AVP, Senior Counsel & Assistant Corporate Secretary

Date: July 25, 2011

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Individual Contract – Specimen Single Payment Modified Guaranteed Deferred Annuity Contract – Individual – 10MVA-CPI-1.1

99.2	Individual Specifications Page – Specimen Single Payment Modified Guaranteed Deferred Annuity Contract Specifications Page – Individual – SPEC-CPI10.2

99.3	Group Certificate – Specimen Single Payment Modified Guaranteed Deferred Annuity Certificate – 10MVAGRP-CPI.1

99.4	Group Specifications Page – Specimen Single Payment Modified Guaranteed Deferred Annuity Contract Specifications Page — Group – SPEC-CPI10-1.2

99.5	Individual Application – [JH Choice] Individual Single Payment Modified Guaranteed Deferred Annuity Application– ICC10MVAAPP

99.6	Master Contract for Group Annuity – Specimen Single Payment Modified Guaranteed Deferred Annuity Contract – Group – 09GRPMAST

99.7	Master Application for Group Annuity – Specimen Single Payment Modified Guaranteed Deferred Annuity Application (Group) – 156-GRPMAST-09

99.8	Generic Roth Individual Retirement Annuity Endorsement – 10ROTH

99.9	Generic Simple Individual Retirement Annuity Endorsement – 10SIMPLE

99.10	Generic Individual Retirement Annuity Endorsement – 10TRADIRA

99.11	Individual Specifications Page – FL only – SPEC-MVA09_ed.LC (ed 4/11)